SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35213; File No. 812-15395

HPS Corporate Lending Fund, et al.

June 5, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under sections 17(d) and 57(i) of the Investment
Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint
transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under
the Act.

Summary of Application: Applicants request an order to amend a previous order granted by the
Commission that permits certain business development companies ("BDCs") and closed-end
management investment companies to co-invest in portfolio companies with each other and with
certain affiliated investment entities.

Applicants: HPS Corporate Lending Fund, HPS Investment Partners, LLC, Brickyard Direct
Lending Fund, L.P., Core Senior Lending Fund (A-A), L.P., Core Senior Lending Fund, L.P.,
HPS DPT Direct Lending Fund, L.P., Hinode Direct Lending 2017 Fund, L.P., Kitty Hawk
Credit Fund, L.P., Core Senior Lending Master Fund (PB), L.P., HPS Core Senior Lending
Portfolio (PB) II, L.P., Credit Value Master Fund 2016, L.P., Credit Value Master Fund V, L.P.,
Credit Value Ontario Fund V, L.P., Credit Value Master Fund VI, L.P., European Asset Value
Fund (USD) II, L.P., European Asset Value Offshore Fund (USD) II, L.P., European Asset
Value Offshore Fund II, L.P., HPS European Liquid Loan Opportunities Master Fund, L.P., HPS
Mezzanine Partners 2019, L.P., HPS Offshore Mezzanine Partners 2019 Co-Invest, L.P., HPS

Offshore Mezzanine Partners 2019 Europe, SCSp, HPS Offshore Mezzanine Partners 2019, L.P., HPS Special Situations Opportunity Fund, L.P., HPS Special Situations Opportunity Offshore Fund, L.P., HPS Specialty Loan Europe Fund V, SCSp, HPS Specialty Loan Fund (JPY) V, L.P., HPS Specialty Loan Fund V, L.P., HPS Specialty Loan Fund V-L, L.P., HPS Specialty Loan International Fund V, SCSp, HPS Specialty Loan International Fund V-L, L.P., Institutional Credit Master Fund, L.P., Liquid Loan Opportunities Master Fund, L.P., Mayfair Alternative Credit Funds ICAV, Mezzanine Partners III, L.P., Offshore Mezzanine Partners III Co-Invest, L.P., Offshore Mezzanine Partners III, L.P., Real Estate Credit Solutions Fund II, L.P., Real Estate Credit Solutions Offshore Fund II, L.P., Specialty Loan Fund 2016, L.P., Specialty Loan Fund 2016-L, L.P., Specialty Loan Institutional Fund 2016-L, L.P., Aspen Co-Invest, L.P., Bronco Co-Invest, L.P, Endurance II Co-Invest, L.P., Galaxy III Co-Invest, L.P., Milano Co-Invest, L.P., Neptune Co-Invest, L.P., Patriot Co-Invest, L.P., Aiguilles Rouges Irish Specialty Loan Fund plc, Aiguilles Rouges Specialty Loan Fund, L.P., Cactus Direct Lending Fund, L.P., Cardinal Fund, L.P., CST Specialty Loan Fund, L.P., Falcon Credit Fund, L.P., GIM Credit Lux S.A., GIM Credit Master Lux S.à r.l., GIM II, L.P., GIM, L.P., HC Direct Lending Fund, L.P., HN Co-Investment Fund, L.P., HPS Core Senior Lending Co-Invest, L.P., HPS Halite 2020 Direct Lending Fund Limited, HPS KP Mezz 2019 Co-Invest, L.P., HPS Magnetite Energy & Power Credit Fund, L.P., HPS Magnetite Energy & Power Credit Offshore Fund, L.P., HPS Ocoee Specialty Loan Fund, L.P., HPS OH Co-Investment Fund, L.P., HPS PA Co-Investment Fund, L.P., HPS RR Specialty Loan Fund, L.P., HPS VG Co-Investment Fund, L.P., Jade Real Assets Fund, L.P., Mauna Kea Fund, L.P., Moreno Street Direct Lending Fund, L.P., NDT Senior Loan Fund, L.P., Presidio Loan Fund, L.P., Private Loan Opportunities Fund, L.P., Red Cedar Fund 2016, L.P., Sandlapper Credit Fund, L.P., SC Strategic Investment Fund, L.P.,

Specialty Loan Fund – CX-2, L.P., Specialty Loan VG Fund, L.P., AP Mezzanine Partners III, L.P., HPS AP Mezzanine Partners 2019, L.P., HPS Hinode Mezzanine Partners 2020, L.P., Specialty Loan Ontario Fund 2016, L.P., EL Specialty Loan Secondary Fund, L.P., HPS Offshore Strategic Investment Partners V, L.P., HPS Strategic Investment Partners V, L.P., HPS AP Strategic Investment Partners V, L.P., HPS AD Co-Investment Holdings, L.P., HPS Investment Partners (UK) LLP, HPS Investment Partners (HK), Limited, HPS Investments Partners (AUS) Pty Ltd., HPS ALSC Management, LLC, HPS Mezzanine Partners, LLC, HPS Mezzanine Partners II, LLC, HPS Mezzanine Management III, LLC, HPS Mezzanine Management 2019, LLC, HPS Opportunities SL Management, LLC, HPS RE Management, LLC, HPS Investment Partners CLO (US), LLC, HPS Investment Partners CLO (UK) LLP, HPS EF GP, LLC, HPS EL SLF 2016 GP, LLC, CGC, LLC, CGC III Partners LLC, HPS Strategic Investment Management V, LLC, HPS Elbe Unlevered Direct Lending Fund, SCSp, HPS Specialty Loan Ontario Fund V, L.P., Shelby Co-Invest, L.P., Core Senior Lending Fund II, SCSp, Core Senior Lending International Fund II, SCSp, HPS Offshore Strategic Investment Partners V Europe, SCSp, Segovia Loan Advisors (UK) LLP, HPS Core Senior Lending International Fund (EUR) II, SCSp, HPS Specialty Loan Fund (EUR) V, L.P., Proxima Co-Invest, L.P., Proxima Onshore Co-Invest, L.P., HPS Specialty Loan Fund TX, L.P., Salus Co-Invest, L.P., Credit Value Fund VII, L.P., Credit Value Offshore Fund VII, L.P., HPS Mint Co-Invest, L.P., HPS Special Situations Opportunity Offshore Fund II, SCSp, Credit Value Ontario Fund VII, L.P., HPS Special Situations Opportunity Fund II, L.P., HN SIP V Co-Investment Fund, L.P., Core Senior Lending Fund II Feeder, L.P., HPS KP SIP V Co-Investment Fund, L.P., HPS Energy & Power IA Fund, L.P., HPS Asset Value Lux Fund (USD) III, SCSp, HPS Asset Value Lux Fund III, SCSp, HPS Star Private Credit Fund SCSp, Core Senior Lending

International Fund (EUR) II-G, SCSp, HPS AD SIP V Co-Investment Fund, L.P., Eastwood Co-Invest, L.P., HPS Strategic Investment Partners V Feeder, L.P., HPS – SC Strategic Investment Fund II, L.P., HPS Everest Co-Investment Fund, L.P., Maple Co-Invest, L.P., HPS Asset Value Fund (USD) III, L.P., Luther Co-Invest, L.P., Minerva Co-Invest, L.P., HPS Hinode Strategic Investment Partners V 2021, L.P., Marilyn Co-Invest, L.P., HPS Investment Partners (SG) Pte. Ltd., HPS A-Life Direct Lending Fund, L.P., Specialty Loan Fund International Fund VI, SCSp, Specialty Loan Fund VI, SCSp, Specialty Loan Fund VI-L, SCSp, Specialty Loan International Fund VI-L, SCSp, HPS Loan Management 2013-2, Ltd., HPS Loan Management 3-2014, Ltd., HPS Loan Management 4-2014, Ltd., HPS Loan Management 5-2015, Ltd., HPS Loan Management 6-2015, Ltd., HPS Loan Management 7-2015, Ltd., HPS Loan Management 8-2016, Ltd., HPS Loan Management 9-2016, Ltd., HPS Loan Management 10-2016, Ltd., HPS Loan Management 11-2017, Ltd., HPS Loan Management 12-2018, Ltd., HPS Loan Management 13-2018, Ltd., HPS Loan Management 14-2019, Ltd., HPS Loan Management 15-2019, Ltd., HPS Loan Management 2021-16, Ltd., HPS Loan Management 2022-17, Ltd., HPS Loan Management 2022-19, Ltd., Strata CLO II, Ltd., Arcadia Warehouse 2022, Ltd., Aqueduct European CLO 1-2017 DAC, Aqueduct European CLO 2-2017 DAC, Aqueduct European CLO 3-2019 DAC, Aqueduct European CLO 4-2019 DAC, Aqueduct European CLO 5-2020 DAC, Aqueduct European CLO 6-2021 DAC, Aqueduct European CLO 7-2022 DAC, Aqueduct European CLO 8-2022 DAC, Aqueduct European CLO 9-2022 DAC, Segovia European CLO 1-2014 DAC, Segovia European CLO 2-2016 DAC, Segovia European CLO 3-2017 DAC, Segovia European CLO 4-2017 DAC, Segovia European CLO 5-2018 DAC, Segovia European CLO 6-2019 DAC, HPS AZ SIP V Co-Investment Fund, SCSp, HPS Specialty Loan Fund (EUR) VI, SCSp, HPS HLBL Co-Investment Fund, L.P., Palisades CLO, LLC, Institutional

Credit Europe Fund, SCSp, Piccadilly Co-Invest, L.P., Core Senior Lending International Fund II-S, SCSp, HPS Advisors, LLC, HPS Specialty Loan Institutional Fund VI-L, L.P., HPS Specialty Loan Fund VI Feeder, L.P., HPS Specialty Loan International Fund VI Co-Invest, SCSp, HPS Specialty Loan Fund VI Co-Invest, SCSp, HPS PA SIP V Co-Investment Fund, L.P., HPS Loan Management 2023-17, Ltd, Strata CLO I, Ltd., HPS Loan Management 2023-19, Ltd., HPS Sustainability & Energy Transition Fund, L.P., HPS Offshore Sustainability & Energy Transition Fund, SCSp, HN Private Credit Fund, L.P., HPS Specialty Loan International Fund (EUR) VI, SCSp, HPS Hinode Strategic Investment Partners 2023, L.P., HK Co-Investment Fund, LLC, HPS Black Knight 1922 Specialty Loan Fund, LLC, HPS Garden Private Credit Fund, L.P., HN Direct Lending Co-Investment Fund 2023, L.P., HPS Corporate Capital Solutions Fund, HPS ART Direct Lending Fund, SCSp, Capricorn Co-Invest, L.P., HPS Roadrunner Specialty Loan Fund, L.P., Boost Co-Invest, L.P., CST Core Senior Lending Fund, L.P., Asset Value Platform, L.P., SLF VI WC Aggregator, L.P., and HPS Anchor Direct Lending Co-Investment Fund, SCSp.

Filing Dates: The application was filed on October 12, 2022, and amended on May 3, 2023, August 22, 2023, and November 8, 2023.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below.   Hearing requests should be received by the Commission by 5:30 p.m. on, July 1, 2024, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Yoohyun K. Choi, HPS Advisors, LLC, at kathy.choi@hpspartners.com; and Richard Horowitz, Esq., Dechert LLP, at richard.horowitz@dechert.com.

FOR FURTHER INFORMATION CONTACT: Kieran G. Brown, Senior Counsel, or Terri Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' third amended and restated application, dated November 8, 2023, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.